FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Pursuant to the approval accorded by the Share Transfer Committee of The Clearing Corporation of India Limited (CCIL) on March 15, 2018, CCIL has issued share certificate for allotment of 2.2 million equity shares to ICICI Bank Limited (constituting 4.4% stake of CCIL). Consequently, the holding of ICICI Bank Limited in CCIL stands at 9.9%. This disclosure is being made pursuant to Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015.

a.	Name of the target entity, details in brief as size, turnover etc.	The Clearing Corporation of India Limited (CCIL) Total Income (FY2017) – ₹ 7,581.8 million
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”	This transaction does not constitute a related party transaction.
c.	industry to which the entity being acquired belongs	Financial infrastructure institution
d.	objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Approval has been taken from the Reserve Bank of India (RBI) as required for an investment in CCIL
f.	Indicative time period for completion of the acquisition	March 15, 2018
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of ₹ 1.43 billion.
h.	Cost of acquisition or the price at which the shares are acquired	Cash consideration of ₹ 1.43 billion
i.	Percentage of shareholding / control acquired and / or number of shares acquired	ICICI Bank has acquired 4.4% stake in CCIL through acquisition of 2.2 million equity shares. ICICI Bank’s shareholding in CCIL post this transaction is 9.9%.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The Clearing Corporation of India Limited

Date of incorporation: April 30, 2001

Products/Line of business: CCIL provides guaranteed clearing and settlement functions for transactions in Government Securities, Foreign Exchange and Money markets in India. CCIL also provides non-guaranteed settlement in the Rupee denominated interest rate derivatives (like Interest Rate Swaps/ Forward Rate Agreements) and for cross currency trades to banks in India through Continuous Linked Settlement (CLS) bank.

History of last 3 years turnover: – ₹ 6,868.3 million (FY2015), ₹ 6,290.5 million (FY2016), ₹ 7,581.8 million (FY2017)

Country of presence: India.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 16, 2018
		By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager & Joint Company Secretary